

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 20, 2023

Ngai Ngai Lam
Chief Executive Officer
China Liberal Education Holdings Ltd
Room 1618 Zhongguangcun MOOC Times Building
18 Zhongguangcun Street, Haidian District
Beijing, People's Republic of China 100190

> **Re: China Liberal Education Holdings Ltd**
> **Form 20-F for the Fiscal Year Ended December 31, 2021**
> **Filed April 14, 2022**
> **File No. 001-39259**

Dear Ngai Ngai Lam:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc:     Ying Li, Esq., Hunter Taubman Fischer & Li LLC